Mail Stop 3561

March 24, 2006

Mr. Victor Z. Li
Chief Financial Officer
Telecom Communications, Inc.
Suites 2412-13 Shell Tower, Times Square
1 Matheson Street
Causeway Bay, Hong Kong

      **Re**:    **Telecom Communications, Inc.**
              **Form 10-KSB for Fiscal Year Ended September 30, 2005**
              **Filed January 5, 2006**

              **Form 10-QSB for Fiscal Quarter Ended December 31, 2005**
              **File No. 333-62236**

Dear Mr. Li:

        We have reviewed your supplemental response letter dated March 10, 2006 as well as your filings and have the following comments.  As noted in our comment letter dated January 5, 2006 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for Fiscal Year Ended September 30, 2005

1.  Business Description and Organization, page F-8

Organization, page F-8

1.  We refer to your response to comment 5.  Given that you had a deficit in retained earnings at the time of this transaction, it appears to us that you should have recorded the excess of the purchase price over the book value of the net assets acquired as a return of capital (i.e. debit to APIC).  Therefore, it further appears to us that the net credit entry to equity as a result of this transfer should have equaled the book value of the net assets acquired.  Please revise or advise.  Further, please revise to discuss your business purpose for acquiring the remaining 20% interest of IC Star and 100% of Huiri, including how you determined the purchase price.

2.  Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-13

2.  We note your response to comment 7 and Appendix 1 of your response letter.  In your revised filing, please disclose your revenue recognition policy for each specific revenue recognition arrangement.  As part of your revised disclosure, please discuss the nature of the relationship and arrangement between Alpha Century Holdings Limited and Taikang Capital Managements Corporation.

6.  Income Taxes, page F-16

3.  We refer to your response to comment 9.  Notwithstanding your claim that all of your customers are BVI companies not located in the PRC or in Hong Kong, the economics of your business seem to indicate that your sales are made in the PRC and Hong Kong.  As such, please explain to us and discuss within MD&A your consideration of the possibility that your tax approach could be challenged by the Chinese and Hong Kong tax authorities and the effect this could have on your future results of operations and cash flows.

4.  Further, please also explain to us your consideration of SFAS 5 in accounting for and disclosing the possible effects of your tax positions.  In this regard, please note that SFAS 5 requires that you disclose in the notes to the financial statements the nature of the contingency and the possible loss or range of possible loss when there is a reasonable possibility that a loss has been incurred.

Form 10-QSB for the Quarter Ended December 31, 2005

Consolidated Statement of Income, page 3

5.  Please revise to include the depreciation expense on the software that you sell to your customers as part of cost of sales.

5.  Stock Transactions, page 7

6.  Please explain to us the nature of the services performed by your Chief Financial Officer and the two consultants during the time period between October 1, 2005 and December 20, 2005 that caused you to record approximately $2.2 million worth of stock compensation expense.

*   *   *   *

Please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,


Larry M. Spirgel
Assistant Director